UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IDEANOMICS, INC.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

98741R108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

CUSIP No.: 98741R108

1.	Names of Reporting Persons. Advantech Capital Investment II Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.69% [1]
12.	Type of Reporting Person PN

1  Based on 115,859,413 shares outstanding of the issuer’s common stock upon conversion of the convertible bond described in Item 4, consisting of (i) 102,266,006 shares of common stock and 7,000,000 shares of Series A preferred stock, issued and outstanding as of November 15, 2018, as reported in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission on December 14, 2018; and (ii) 6,593,407 shares of common stock issuable upon conversion of the convertible bond.

Schedule 13G/A

CUSIP No.: 98741R108

1.	Names of Reporting Persons. Advantech Capital II Master Investment Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4) [2]
	6.	Shared Voting Power
	7.	Sole Dispositive Power 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.69% [2]
12.	Type of Reporting Person PN

2  Represents 6,593,407 common stock issuable upon conversion of a convertible bond held by Advantech Capital Investment II Limited.

2 Based on 115,859,413 shares outstanding of the issuer’s common stock upon conversion of the convertible bond described in Item 4, consisting of (i) 102,266,006 shares of common stock and 7,000,000 shares of Series A preferred stock, issued and outstanding as of November 15, 2018, as reported in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission on December 14, 2018; and (ii) 6,593,407 shares of common stock issuable upon conversion of the convertible bond.

Schedule 13G/A

CUSIP No.: 98741R108

1.	Names of Reporting Persons. Advantech Capital II L.P.
2.	Check the Appropriate Box if a Member of a Group
	(c)	☐
	(d)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4) [1]
	6.	Shared Voting Power
	7.	Sole Dispositive Power 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.69% [2]
12.	Type of Reporting Person PN

1  Represents 6,593,407 common stock issuable upon conversion of a convertible bond held by Advantech Capital Investment II Limited.

2 Based on 115,859,413 shares outstanding of the issuer’s common stock upon conversion of the convertible bond described in Item 4, consisting of (i) 102,266,006 shares of common stock and 7,000,000 shares of Series A preferred stock, issued and outstanding as of November 15, 2018, as reported in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission on December 14, 2018; and (ii) 6,593,407 shares of common stock issuable upon conversion of the convertible bond.

Schedule 13G/A

CUSIP No.: 98741R108

1.	Names of Reporting Persons. Advantech Capital Partners II Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4)
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,593,407 common stock issuable upon conversion of a convertible bond (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.69% [2]
12.	Type of Reporting Person PN

2 Based on 115,859,413 shares outstanding of the issuer’s common stock upon conversion of the convertible bond described in Item 4, consisting of (i) 102,266,006 shares of common stock and 7,000,000 shares of Series A preferred stock, issued and outstanding as of November 15, 2018, as reported in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission on December 14, 2018; and (ii) 6,593,407 shares of common stock issuable upon conversion of the convertible bond.

Item 1.
	(a)	Name of Issuer: IDEANOMICS, INC.
	(b)	Address of Issuer’s Principal Executive Offices: No.4 Drive-in Movie Theater Park, No. 21 Liangmaqiao Road, Chaoyang District, Beijing, People of Republic of China, 100125

Item 2.
(a)

Name of Person Filing:
Advantech Capital Investment II Limited, Advantech Capital II Master Investment Limited, Advantech Capital II L.P.  and Advantech Capital Partners II Limited (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No.1 as Exhibit 1.

(b)

Address of Principal Business Office, or if none, Residence:
The address of the principal business office of each of the Reporting Persons is:

DMS House, 20 Genesis Close

George Town, Grand Cayman KY1-1103

Cayman Islands

	(c)	Citizenship: See Row 4 of cover page.
	(d)	Title of Class of Securities: Common Shares, par value $0.001 per share
	(e)	CUSIP Number: 98741R108

Item 3.	If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a8).
	(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information required by Items 4(a) — (c), after the acquisition of a convertible bond on July 3, 2018, is set forth in Rows 5 — 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 102,266,006 shares of common stock and 7,000,000 shares of Series A preferred stock, issued and outstanding as of November 15, 2018, and assumes the conversion of the convertible bond.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

ADVANTECH CAPITAL INVESTMENT II LIMITED

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

ADVANTECH CAPITAL II MASTER INVESTMENT LIMITED

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

ADVANTECH CAPITAL II L.P.

By its general partner, Advantech Capital Partners II Limited

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

ADVANTECH CAPITAL PARTNERS II LIMITED

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director